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Exhibit G

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-            )
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")
                        , 2004

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by    , 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After    , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG; American Electric Power Company, Inc. (70-                         )

        E.ON AG ("E.ON"), E.ON US Holding GmbH ("E.ON Holding") each located at E.ON-Platz 1, 40479 Dusseldorf, Germany, and E.ON US Investments Corp. ("EUSIC") and LG&E Energy LLC ("LG&E Energy" and collectively with E.ON, E.ON Holding and EUSIC, the "E.ON Holding Companies"), each a registered holding company under the Act, Louisville Gas and Electric Company ("LG&E"), a public utility subsidiary of LG&E Energy ("LG&E" and together with the E.ON Holding Companies, the "E.ON Applicants") and American Electric Power Service Corporation ("AEP" and together with the E.ON Applicants, the "Applicants"), located at 1 Riverside Plaza, Columbus, Ohio 43215, a registered holding company unaffiliated with E.ON, have submitted a joint application seeking authorization from the Commission for the proposed acquisition by LG&E from AEP of 730 shares of common stock, $100 par value (the "Shares") of Ohio Valley Electric Corporation ("OVEC"), an Ohio corporation and an electric utility company under the Act, pursuant to a stock purchase agreement (the "Agreement") entered into on April 8, 2004 by AEP and LG&E. (the "Transaction"). LG&E agreed to pay a purchase price (the "Purchase Price ") of $104,286 for the Shares upon closing of the Transaction. Applicants assert that the Agreement and the Purchase Price were the result of an arm's length negotiation. The proposed Transaction will increase LG&E's ownership interest in OVEC form 4.9% to 5.63% and reduce AEP's direct and indirect ownership in OVEC from 44.2% to 43.47%. In addition, E.ON's indirect ownership in OVEC will increase from 7.4% to 8.13% as a result of the Transaction. Applicants assert that the proposed Transaction meets the standards of the Act.

        For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

G-1

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  Exhibit G